(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 001-07831

For Period Ended: June 30, 2003
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Elsinore Corporation

_____________________________________________________________________________________________

Full Name of Registrant

N/A

_____________________________________________________________________________________________

Former Name if Applicable

2330 Paseo Del Prado, Suite C308

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89102

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-Q for the quarter ended June 30, 2003 within the prescribed time period without unreasonable effort and expense. On July 31, 2003, the Registrant consummated the sale of its sole operating asset and is in the process of preparing its financial statements to reflect the discontinuance of the Registrant’s operations. The Registrant cannot complete this process as of the due date of its 10-Q filing without incurring unreasonable effort and expense.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Joann McNiff _________________________________ (Name)	(702) _____________________ (Area Code)	387-5115 _________________________________ (Telephone Number)

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(2)	Have all other periodic reports reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 31, 2003, the Registrant consummated the sale of its sole operating asset and is in the process of preparing its financial statements to reflect the discontinuance of the Registrant’s operations. Due to the complexities associated with accounting for the discontinued operations and the short period of time between the consummation of the sale and the filing due date for the Registrant’s Form 10-Q for the period ended June 30, 2003, the Registrant has not yet finalized its financial statements and related disclosures for such filing, and is unable to estimate the specific changes in its results of operations at this time. However, as a result of the consummation of the sale, the Registrant’s sole operating asset will be reflected as discontinued operations for the quarter ended June 30, 2003 and, as of August 1, 2003, the Registrant expects that there will be no revenues from operations.

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ELSINORE CORPORATION

_____________________________________________________________________________________________

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003	/s/ Joann McNiff
Joann McNiff President

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